Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of GX Acquisition Corp. on Form S-1 of our report dated March 28, 2019, which includes an explanatory paragraph as to the ability of GX Acquisition Corp. to continue as a going concern, with respect to our audit of the financial statements of GX Acquisition Corp. as of December 31, 2018 and for the period from August 24, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

April 26, 2019